EXHIBIT 99.1

B2Gold Announces Positive Feasibility Study Results for the Gramalote Project

After-Tax NPV (5%) of $941 Million with an After-Tax IRR of 22.4% at $2,500 / oz
After-Tax NPV (5%) of $1,716 Million with an After-Tax IRR of 33.5% at Spot Gold ($3,300 / oz)

VANCOUVER, British Columbia, July 14, 2025 (GLOBE NEWSWIRE) -- B2Gold Corp. (TSX: BTO, NYSE AMERICAN: BTG, NSX: B2G) (“B2Gold” or the “Company”) is pleased to announce the positive results of a Feasibility Study (“FS”) on its 100% owned Gramalote gold project located in the Department of Antioquia, Colombia (the “Gramalote Project”). All dollar figures are in United States dollars unless otherwise indicated. The Company expects to file a technical report relating to the FS, prepared in accordance with National Instrument 43-101 (“NI 43-101”), within 45 days.

Feasibility Study Highlights

  Meaningful gold production profile with favorable metallurgical characteristics
    Open pit gold mine with an initial life of mine of 11 years, with mill processing over 13 years (“Life of Project”)
    Average grade processed of 1.23 grams per tonne (“g/t”) gold over the first five years, benefitting from the processing of the higher-grade core at the Gramalote Project; Life of Project average grade processed of 0.96 g/t gold
    Life of Project gold production of approximately 2.3 million ounces with an average gold recovery of 95.7% from conventional milling, flotation and cyanide leach of the flotation concentrate
    Average annual gold production of approximately 227,000 ounces per year for the first five years of production
      Average annual gold production of approximately 177,000 ounces per year over the Life of Project
    All-in sustaining costs (“AISC”) of $985 per gold ounce over the Life of Project
    Annual processing rate of 6.0 million tonnes per annum (“Mtpa”)
  Strong project economics
    Life of Project after-tax free cash flow of $1.67 billion at a $2,500 per ounce gold price (“$2,500 Gold Price”)
      Life of Project after-tax free cash flow of $2.81 billion at the spot gold price of approximately $3,300 per ounce (“Spot Gold Price”)
    Assuming a discount rate of 5.0% and $2,500 Gold Price, net present value (“NPV”) after-tax of $941 million, generating an after-tax internal rate of return (“IRR”) of 22.4%, with a project payback on pre-production capital of 3.4 years
      Assuming a discount rate of 5.0% and Spot Gold Price, NPV after-tax of $1,716 million, generating an IRR of 33.5%, with a project payback on pre-production capital of 2.4 years
    Estimated construction capital cost of $740 million (includes approximately $73 million for mining equipment and $81 million for contingency)
  Robust amount of drilling and engineering studies have been completed on Gramalote, which significantly de-risks future project development
    Over 270,000 meters of drilling completed, providing B2Gold with a robust mineral resource model
    Gramalote has a long history of studies and technical reports which supported the existing mining permit that is currently in place
    Specific mining, processing, infrastructure, environmental, and social studies have been completed. Extensive metallurgical test work has demonstrated high gold recoveries (approximately 96%) at a coarse grind size for the selected processing flow sheet.
  Gramalote benefits from strong local community and government support
    Mine plan and environmental permits are currently in place for a larger-scale project; these permits will require modification to reflect the new medium-scale project contemplated in the FS
    B2Gold anticipates the permit modification time frame should be approximately 12 to 18 months

Feasibility Study Overview

The Gramalote Project is located in central Colombia, approximately 230 kilometers (“km”) northwest of Bogota and 100 km northeast of Medellin, in the Province of Antioquia, which has expressed a positive attitude towards the development of responsible mining projects in the region. Following B2Gold’s consolidation of the Gramalote Project in October 2023, B2Gold completed a detailed review including the higher-grade core of the mineral resource, facility size and location, power supply, mining and processing options, tailings design, resettlement, potential construction sequencing and camp design to identify potential cost savings to develop a medium-scale project. The results of the review allowed the Company to determine the optimal parameters and assumptions for this FS.

The FS, with an effective date of April 1, 2025, was prepared by B2Gold and evaluates recovery of gold from an open pit mining operation that will move up to approximately 97,000 tonnes per day (“tpd”) (35.5 Mtpa), with an approximately 16,500 tpd (6.0 Mtpa) processing plant that includes crushing, grinding, flotation, with fine grinding of the flotation concentrate and agitated leaching of the flotation concentrate followed by a carbon-in-pulp recovery process to process doré bullion. The Mineral Reserve estimate for the Gramalote Project that forms the basis for the FS includes Probable Mineral Reserves of 76.7 million tonnes grading 0.96 g/t gold for a total of 2,360,000 ounces of contained gold.

The FS assumptions include revenues using a gold price of $2,500 Gold Price over the Life of Project, a fuel price approximately 10% higher than the expected post-subsidy price, and current prices for reagents, labour, power and other consumables. The key results of the FS are presented in the following tables:

Table 1 - Key Results of the FS

	First Five Years	Life of Project
Production Profile
Years	5	13
Ore tonnes processed (Mt)	30.0	76.7
Average gold grade processed (g/t)	1.23	0.96
Gold recovery (%)	96.1	95.7
Gold ounces produced (oz)	1,137,000	2,260,000
Average annual gold production (oz)	227,000	177,000
Operating Costs
Cash operating costs[1] ($/oz gold)	512	700
All-In Sustaining Costs[2] ($/oz gold)	851	985
Mining cost ($/t mined)	2.61	2.71
Processing cost ($/t processed)	8.13	8.16
General & administration ($/t processed)	4.11	3.64
Capital Costs
Construction capital[3] ($M)	740	740
Post Construction capital[4] ($M)	305	444

Notes:
1.  Cash operating costs consist of mining costs, processing costs and site G&A.
2.  AISC consist of cash operating costs, royalties, corporate G&A, selling costs and silver credits and excluding pre-production capital costs.
3.  Construction capital calculated as of the start of construction expenditure.
4.  Post Construction capital occurs after the start of commercial production, and includes capital defined both as sustaining and non-sustaining.

Table 2 – Construction Capital Estimate

($M)
Mining equipment	73
Pre-stripping	21
Other Mining	12
Processing	313
Site general & Infrastructure	186
Resettlement	29
Other	26
Subtotal	660
Contingency	81
Total	740

Table 3 – Project Economics Summary

After-Tax Project Economics
	$2,500 Gold Price	Spot Gold Price
NPV5.0% ($M)	941	1,716
IRR	22.4%	33.5%
Payback (years)	3.4	2.4
Free cash flow ($M)	1,669	2,805

Note: NPV5.0%, IRR, Payback, and Free cash flow are calculated as of the start of construction expenditure. Spot Gold Price of $3,300 per ounce.

The FS is subject to a number of assumptions and risks, including among others that a Modified Work Plan and Modified Environmental Impact Study will be approved, all required permits, permit amendments and other rights will be obtained in a timely manner, the Gramalote Project will have the support of the local government and community, the regulatory environment will remain consistent, and no material increase will have occurred to the estimated costs.

Economic Sensitivities

Gramalote is a medium-scale, low operating cost project and sensitive to the gold price, as demonstrated in the following table:

Table 4 – Economic Sensitivity to Long-Term Gold Price

Gold Price ($/oz)	After-Tax NPV5.0% ($M)	After-Tax IRR (%)
$2,000	457	14.3
$2,500	941	22.4
$3,000	1,425	29.5
Spot Gold Price	1,716	33.5

Note: NPV5.0% and IRR are calculated as of the start of construction expenditure. Spot Gold Price of $3,300 per ounce.

Gramalote Project Mineral Reserve Estimate

The Mineral Reserve estimate for the Gramalote Project has an effective date of April 1, 2025, and is reported using a gold price of $1,750 per ounce.

Category	Tonnes (kt)	Gold Grade (g/t)	Contained Gold Ounces
Probable Mineral Reserves	76,700	0.96	2,360,000

Notes:

1.  Mineral Reserves have been classified using the CIM Standards.
2.  All tonnage, grade and contained metal content estimates have been rounded; rounding may result in apparent summation differences between tonnes, grade, and contained metal content.
3.  The Mineral Reserves have been prepared by Peter Montano, P.E., our Vice President, Projects, and a Qualified Person under NI 43-101.
4.  Mineral Reserves are reported on a 100% basis.
5.  Mineral Reserves are based on a conventional open pit mining method, gold price of $1,750 per ounce, metallurgical recovery averaging 95.6%, selling costs of $60.00 per ounce including royalties, average mining cost of $2.70 per tonne mined, average processing cost of $8.50 per tonne processed, and average site general costs of $3.80 per tonne processed. For Mineral Reserve reporting, the Resource model with 15 x 5 x 10 m parent blocks and 5 x 0.2 x 5 m sub-blocks was regularized to 15 x 5 x 10m blocks. For Indicated blocks within the feasibility reserve pit, above a cutoff of 0.40g/t Au, the regularized model compared to the resource model is +1.2% on tonnage, -4.6% on grade and -3.5% on contained gold. No additional dilution or ore loss has been applied for final reserve reporting.
6.  Mineral Reserves are reported above a cut-off grade of 0.40 g/t of sulphide ore. Oxide material is not processed.

Gramalote Project Next Steps

The Gramalote Project will continue to advance resettlement programs, establish coexistence programs for small miners, work on health, safety and environmental projects and continue to work with the government and local communities on social programs.

Due to the desired modifications to the processing plant and infrastructure locations, a Modified Work Plan and Modified Environment Impact Study are required. B2Gold has commenced work on the modifications and expects them to be completed and submitted in late 2025 and early 2026, respectively. If B2Gold makes the decision to develop the Gramalote Project as an open pit gold mine, B2Gold would utilize its proven internal mine construction team to build the mine and mill facilities.

About B2Gold

B2Gold is a responsible international senior gold producer headquartered in Vancouver, Canada. Founded in 2007, today, B2Gold has operating gold mines in Canada, Mali, Namibia and the Philippines, and numerous development and exploration projects in various countries. B2Gold forecasts gold production of between 970,000 and 1,075,000 ounces in 2025.

Qualified Person

Peter Montano, P.E., Vice President, Projects, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters contained in this news release.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

The Toronto Stock Exchange and NYSE American LLC neither approve nor disapprove the information contained in this news release.

Production guidance presented in this news release reflect total production at the mines B2Gold operates on a 100% project basis. Please see our Annual Information Form dated March 28, 2025, for a discussion of our ownership interest in the mines B2Gold operates.

This news release includes certain "forward-looking information" and "forward-looking statements" ("collectively forward-looking statements") within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, and capital costs (sustaining and non-sustaining) and operating costs, including projected cash operating costs and AISC, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: consolidated gold production of between 970,000 and 1,075,000 ounces in 2025; the results and estimates in the Gramalote FS, including the project life, average annual gold production, total gold production, processing rate, capital cost, net present value, after-tax net cash flow and payback; the timing of the permit modification on the Gramalote Project; the completion and submittal of the Modified Environmental Impact Study and Modified Work Plan; and the potential to develop the Gramalote Project as an open pit gold mine. All statements in this news release that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "expect", "plan", "anticipate", "project", "target", "potential", "schedule", "forecast", "budget", "estimate", "intend" or "believe" and similar expressions or their negative connotations, or that events or conditions "will", "would", "may", "could", "should" or "might" occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold's control, including risks associated with or related to: the volatility of metal prices and B2Gold's common shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold's feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold's operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Canada, and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community support for B2Gold's operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and B2Gold's reputation; as well as other factors identified and as described in more detail under the heading "Risk Factors" in B2Gold's most recent Annual Information Form, B2Gold's current Form 40-F Annual Report and B2Gold's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which may be viewed at www.sedar.com and www.sec.gov, respectively (the "Websites"). The list is not exhaustive of the factors that may affect B2Gold's forward-looking statements.

B2Gold's forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold's ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold's ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold's forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Non-IFRS Measures
This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including "cash operating costs" and "all-in sustaining costs" (or "AISC"). Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS and should be read in conjunction with B2Gold's consolidated financial statements. Readers should refer to B2Gold's Management Discussion and Analysis, available on the Websites, under the heading "Non-IFRS Measures" for a more detailed discussion of how B2Gold calculates certain of such measures and a reconciliation of certain measures to IFRS terms.

Cautionary Statement Regarding Mineral Reserve and Resource Estimates
The disclosure in this news release was prepared in accordance with Canadian National Instrument 43-101, which differs significantly from the requirements of the United States Securities and Exchange Commission ("SEC"), and resource and reserve information contained or referenced in this news release may not be comparable to similar information disclosed by public companies subject to the technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

Source: B2Gold Corp.

For more information on B2Gold please visit the Company website at www.b2gold.com or contact:

Michael McDonald
VP, IR, Corporate Development & Treasury
+1 604-681-8371
investor@b2gold.com

Cherry DeGeer
Director, Corporate Communications
+1 604-681-8371
investor@b2gold.com